

06006301



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*RECEIVED
MAR 0 7 2006
WASH. D.C. 20 —*

SEC FILE NO.
8-52911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING____12/31/05____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

TURNING POINT SECURITIES, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1118
(No. and Street)

CHICAGO   ILLINOIS   60605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA   312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE   ORLAND PARK   ILLINOIS   60462-1628
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, _____ **RICHARD L. ROSENTHAL** _____, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

__ **TURNING POINT SECURITIES, LLC** _____ as of

__ **DECEMBER 31, 2005** _____, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 28th day of
February, 2006

_____
Notary Public

This report contains (check all applicable boxes):
- ☒ (a)   Facing page.
- ☒ (b)   Statement of financial condition.
- ☒ (c)   Statement of income (loss).
- ☒ (d)   Statement of cash flows.
- ☒ (e)   Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f)   Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g)   Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h)   Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i)   Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j)   A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k)   A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l)   An oath or affirmation.
- ☐ (m)   A copy of the SIPC supplemental report.
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)   Independent auditor's report on internal accounting controls.
- ☐ (p)   Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2005

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999   FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Members
Turning Point Securities, LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Turning Point Securities, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Turning Point Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

February 27, 2006

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

A S S E T S

CURRENT ASSETS
Cash in Bank		$ 288,583
Accounts Receivable		35,647
Due from Clearing Firm		678,665
Clearing Deposit		120,000
Securities Owned, at Market Value		17,271
Total Current Assets		$ 1,140,166

FIXED ASSETS
Office Equipment	$ 71,454	
Leasehold Improvements	32,524	
Office Furniture	6,809	
Total Fixed Assets	$110,787	
Less - Accumulated Depreciation	94,011	
Net Fixed Assets		16,776

OTHER ASSETS
Exchange Membership, at Cost (Market Value at December 31, 2005 is $12,000)	$ 10,000	
Security Deposit	6,783	
Total Other Assets		16,783

TOTAL ASSETS		$1,173,725

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES
Accounts Payable		$ 18,698
Securities Sold, Not yet Purchased, at Market Value		17,380
Due to Clearing Firm		3,234
Accrued Payroll		3,537
Total Current Liabilities		$ 42,849

MEMBERS' CAPITAL
Members' Capital	$ 1,948,636	
Net Income for the Year	30,275	
Members' Distributions	(848,035)	
Total Members' Capital		1,130,876

TOTAL LIABILITIES AND MEMBERS' CAPITAL		$1,173,725

The accompanying notes to the financial statements
are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Turning Point Securities, LLC (the Company) is a limited liability company, which was formed in the state of Illinois on May 12, 2000 and is a fully disclosed broker-dealer. The Company provides brokerage services to broker-dealers and institutional clients and has the authority to act as a market maker and trade prorietarily off the floor. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange, the National Stock Exchange, the National Futures Association and the National Association of Securities Dealers, Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

The depreciation of equipment and furniture is calculated on an accelerated basis and depreciation of leasehold improvements is computed on a straight line basis over the estimated useful life of the fixed assets.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

As of August 28, 2003 the Company leased office space under a noncancellable lease which expires on September 30, 2006. The Company paid $40,447 in rent expense under the terms of this lease in 2005. The remaining obligation of this lease is $17,769 as of December 31, 2005.

Employees' Retirement Plan

The Company started the Turning Point Securities, LLC 401(k) Plan effective January 1, 2001. The employees' contributions are based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% on the first 10% of the employees' contributions. The Company's 401(k) Plan is administered by an outside financial institution. The Company's contribution to the plan, for the year ended December 31, 2005, was $20,619.

NOTE 3 -   RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no audit adjustments were deemed necessary.

NOTE 4 -   FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including economic hedges of trading instruments, and would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no derivative activity in 2005 or open derivative financial instrument positions at December 31, 2005.

NOTE 5 -   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.

NOTE 6 -   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.   It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).   The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined.   At December 31, 2005 the Company had net capital and net capital requirements of $1,092,771 and $100,000 respectively.   The ratio of aggregate indebtedness to net capital was 2%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.